Contact

www.linkedin.com/in/mark-elias-0aab9b3 (LinkedIn)
www.imdb.com/name/nm1731797/ (Company)
www.dfmcreative.com (Company)

Top Skills

Acting
Film Production
Post Production

Languages

Spanish

Mark Elias

Filmmaker at DFM Creative
Los Angeles, California, United States

Summary

https://linktr.ee/markeliasactor
Aggressively creative. Goal oriented. Time conscious. Team player. Problem solver. Lead with integrity.

Experience

Fox Corporation
Actor
September 2019 - Present (5 years 11 months)
Los Angeles, California, United States

Tim Rosewater on FOX's 9-1-1: Lone Star opposite Rob Lowe, Liv Tyler.

DFM Films
Writer, Producer
September 2008 - Present (16 years 11 months)

Developing, writing feature and episodic style ideas, creating a team to bring it to the screen.

Mark Elias Design
Art Director
June 2007 - Present (18 years 2 months)

Print and Web Design

CBS, ABC, TNT, FX, MTV
Actor
2008 - 2016 (8 years)

CSI, Southland, Criminal Minds, Castle, The Event, Justified, Teen Wolf, among other shows and films.

Electrosonic
Art Director
2008 - 2009 (1 year)

Site redesign, marketing material redesign.

Jack Morton Worldwide
Designer
2007 - 2008 (1 year)

Print designer on branding campaigns for major accounts including Target, Aramark, Honda, Hundai, Alltel

American Film Institute
1 year

Designer
2007 - 2008 (1 year)

Film Festival collateral design and layouts (banner, posters, brochures, postcards, festival program book, etc.)

Designer
2007 - 2007 (less than a year)

Print and web design, film festival promotional materials

MediaBuys
3 years

Designer
2005 - 2008 (3 years)

Website design and maintenance, print material design, customer interface, managed graphic designers and programmers.

Designer
2005 - 2006 (1 year)

Print and web design, programming.

Animals, LLC
Actor
2007 - 2007 (less than a year)

Actor

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Education

Penn State University
Graphic Design, Graphic Design

Beverly Hills Playhouse
Acting, Scene Study, Improv